UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 1, 2021

TAILWIND ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39489	85-1288435
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1545 Courtney Avenue Los Angeles, CA	90046
(Address of principal executive offices)	(Zip Code)

(646) 432-0610

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one half of one redeemable warrant	TWND.U	New York Stock Exchange
Class A Common Stock included as part of the units	TWND	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	TWND WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01          Entry Into A Material Definitive Agreement.

Business Combination Agreement

On March 1, 2021, Tailwind Acquisition Corp., a Delaware corporation (“Tailwind”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Tailwind, Compass Merger Sub, Inc., a Delaware corporation (“Merger Sub”), QOMPLX, Inc., a Delaware Corporation (“QOMPLX”), and Rationem, LLC, a Delaware limited liability company, in its capacity as the representative of the stockholders of QOMPLX (“QOMPLX Stockholder Representative”).

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of Tailwind, Merger Sub and QOMPLX.

The Business Combination

The Business Combination Agreement provides for, among other things, the following transactions: (i) QOMPLX will changes its name to “QOMPLX Operations, Inc.”; (ii) the certificate of incorporate and bylaws of Tailwind will be amended and restated; and (iii) Merger Sub will merge with and into QOMPLX, with QOMPLX as the surviving company in the merger, and after giving effect to such merger, continuing as a wholly-owned subsidiary of New QOMPLX (the “Merger”). In addition, in connection with the Merger and the other transactions contemplated by the Business Combination Agreement (collectively, the “Business Combination”), Tailwind is expected to change its name to “QOMPLX, Inc.” (“New QOMPLX”).

The Business Combination is expected to close in mid-2021, following the receipt of the required approvals by Tailwind’s stockholders and the fulfillment of other closing conditions.

Business Combination Consideration

In accordance with the terms and subject to the conditions of the Business Combination Agreement, outstanding shares of QOMPLX (other than treasury shares and any Dissenting Shares (as defined in the Business Combination Agreement)) will be exchanged for shares of Class A common stock, par value $0.0001 per share, of New QOMPLX (the “New QOMPLX Common Stock”) and outstanding QOMPLX vested options to purchase shares of QOMPLX will be exchanged for comparable options to purchase New QOMPLX Common Stock, in each case, based on an implied QOMPLX equity value of $850 million. This implied equity value of $850 million is reduced by the accrued and unpaid interest under the Notes issued under the Bridge Financing Agreements (each as defined and described in more detail in the section entitled “PIPE Financing and Bridge Financing (Private Placement)”). Unvested QOMPLX options will also be exchanged for comparable options to purchase New QOMPLX Common Stock based on the same exchange ratio that is used for the exchange of the vested options to purchase shares of QOMPLX as described herein.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Each of Tailwind and QOMPLX has also agreed to take all action within its control as may be necessary or reasonably appropriate such that, as of the closing of the Business Combination, the New QOMPLX board of directors will consist of seven directors, which shall be divided into three classes and be comprised of the chief executive officer of QOMPLX, two individuals determined by QOMPLX prior to the effectiveness of the Registration Statement, three individuals determined by Tailwind Sponsor, LLC, a Delaware limited liability company (the “Tailwind Sponsor”), after reasonably consulting with the Company and prior to the effectiveness of the Registration Statement, and one director determined by Cannae Holdings, LLC, a Delaware limited company (“Cannae”), prior to the effectiveness of the Registration Statement.

Each of Tailwind and QOMPLX has agreed to use its reasonable best efforts to consummate the Business Combination as promptly as reasonably practicable. In addition, QOMPLX has agreed to use its reasonable best efforts to consummate each of the acquisitions of Sentar, Inc., an Alabama corporation (“Sentar”), and substantially all assets of RPC Tyche LLP, a limited liability partnership incorporated under the laws of England and Wales (“RPC Tyche”) (such acquisitions, collectively, the “Pipeline Acquisitions”), in each case, substantially concurrently with the closing of the Business Combination in accordance with the terms of the definitive transaction agreements for the Pipeline Acquisitions.

In addition, Tailwind has agreed to adopt an equity incentive plan effective as of one day prior to the closing date of the Business Combination, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of Tailwind and QOMPLX to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction enjoining or prohibiting the consummation of the Merger, (iii) the effectiveness of the Registration Statement on Form S-4 (the “Registration Statement”) in accordance with the provisions of the Securities Act registering the New QOMPLX Common Stock to be issued in the Business Combination, (iv) the required approvals of Tailwind’s stockholders, (v) the required approvals of QOMPLX’s stockholders, (iv) Tailwind having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining immediately after the closing of the Business Combination, (vii) the approval by NYSE of Tailwind’s initial listing application in connection with the Business Combination and (viii) the aggregate cash proceeds from Tailwind’s trust account, together with the proceeds from the PIPE Financing and the Bridge Financing (each as defined below), being no less than $200,000,000 (after deducting any amounts paid to Tailwind stockholders that exercise their redemption rights in connection with the Business Combination and the aggregate cash purchase price payable by QOMPLX upon the closing of the Pipeline Acquisitions).

In addition, the obligation of Tailwind to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, the consummation by QOMPLX of each of the Pipeline Acquisitions immediately prior to, or substantially concurrently with, the closing of the Business Combination for an aggregate closing cash purchase price of no more than $200,000,000.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to, (i) by mutual written consent of Tailwind and QOMPLX, (ii) by Tailwind if the representations and warranties of QOMPLX and the QOMPLX Stockholder Representative are not true and correct or if QOMPLX or the QOMPLX Stockholder Representative fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by QOMPLX if the representations and warranties of Tailwind or Merger Sub (collectively, the “Tailwind Parties”) are not true and correct or if any Tailwind Party fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) subject to certain limited exceptions, by either Tailwind or QOMPLX if the Business Combination is not consummated by 11:59 P.M. (pacific time) on August 31, 2021, (v) by either Tailwind or QOMPLX if certain required approvals are not obtained from Tailwind stockholders after the conclusion of a meeting of Tailwind’s stockholders held for such purpose at which such stockholders voted on such approvals, (vi) by either Tailwind or QOMPLX, if any governmental entity of competent jurisdiction shall have issued an order permanently enjoining or prohibiting the Merger and such order shall have become final and nonappealable, (vii) by Tailwind if QOMPLX has not delivered to Tailwind a written consent of the QOMPLX stockholders approving the Business Combination and the transactions contemplated thereby (including the Merger) within one business day of the Registration Statement being declared effective under the Securities Act of 1933, as amended (the “Securities Act”), and (viii) by Tailwind if QOMPLX has not delivered the Transaction Support Agreements (as defined below) executed by the requisite QOMPLX stockholders within one business day of the signing of the Business Combination Agreement.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement) and for customary obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and are subject to a contractual standard of materiality different from that generally applicable to stockholders. Tailwind does not believe that these schedules contain information that is material to an investment decision.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, (i) Tailwind, (ii) Tailwind Sponsor, (iii) QOMPLX and (iv) each of Philip Krim, Chris Hollod, Matthew Eby, Alan Sheriff, Wisdom Lu, Neha Parikh and Will Quist, each of whom is a member of Tailwind’s board of directors and/or management (collectively, the “Insiders”), entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Tailwind Sponsor agreed to: (i) vote in favor of each of the transaction proposals to be voted upon at the meeting of Tailwind stockholders, including approval of the Business Combination Agreement and the transactions contemplated thereby (including the Merger); (ii) waive any adjustment to the conversion ratio set forth in the governing documents of Tailwind or any other anti-dilution or similar protection with respect to the shares of Class B common stock, par value $0.0001 per share, of Tailwind (the “Tailwind Class B Shares”) (whether resulting from the transactions contemplated by the PIPE Subscription Agreements (as defined below) or otherwise); and (iii) subject to, and conditioned upon the occurrence of, and effective as of immediately prior to, the Business Combination, transfer, surrender and forfeit to Tailwind 835,539 Tailwind Class B Shares for no consideration, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. In addition, pursuant to the Sponsor Letter Agreement, subject to, and conditioned upon the occurrence of, and effective as of immediately prior to, the closing of the Business Combination, each of Tailwind, the Tailwind Sponsor and the Insiders have agreed to terminate the lock-up provisions in respect of the Founder Shares (as defined in the Letter Agreement) that are set forth in Section 5(a) of that certain letter agreement, dated as of September 3, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Letter Agreement”), by and among Tailwind, Tailwind Sponsor and the Insiders, which included, among other restrictions, a one year lock-up restriction on the Founder Shares following an initial business combination (subject to certain exceptions). Following the consummation of the Business Combination, the Tailwind Sponsor will be subject to the lock-up provisions described in the Investor Rights Agreement (as defined below).

A copy of the Sponsor Letter Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Letter Agreement is qualified in its entirety by reference thereto.

PIPE Financing and Bridge Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, Tailwind entered into (i) subscription agreements (the “Subscription Agreements”) with certain investors, including, among others, Cannae and additional third party investors and (ii) a bridge financing agreement (the “Bridge Financing Agreement”, together with the Subscription Agreements, collectively, the “Financing Agreements”) with QOMPLX, Cannae and certain other stockholders of QOMPLX. Pursuant to the Subscription Agreements, (A) each investor agreed to subscribe for and purchase, and Tailwind agreed to issue and sell to such investors, on the closing date of the Business Combination substantially concurrently with the closing of the Business Combination, an aggregate of 16,000,000 shares of New QOMPLX Common Stock for a purchase price of $10.00 per share, for aggregate gross proceeds of $160,000,000 (the “PIPE Financing”) and (B) Tailwind agreed to issue an additional 835,539 shares of New QOMPLX Common Stock to Cannae in exchange for its agreement to act as the lead investor in the PIPE Financing with a $50,000,000 commitment. Pursuant to the Bridge Financing Agreement, QOMPLX has agreed to issue convertible notes (the “Notes”) to the investors party thereto in an aggregate principal amount of $20,000,000 and Tailwind has agreed to, subject to, and conditioned upon the occurrence of, and effective as of immediately prior to, the closing of the Business Combination, assume the Notes and satisfy and discharge the principal amount and accrued and unpaid interest under each Note as of such time by way of issuance of one share of New QOMPLX Common Stock for every $10.00 of principal amount and accrued and unpaid interest payable on a Note as of such time.

The closing of the PIPE Financing is contingent upon, among other things, the substantially concurrent consummation of the Business Combination. The Financing Agreements provide that Tailwind will grant the investors in the PIPE Financing and the Bridge Financing certain customary registration rights.

A copy of the forms of Subscription Agreement are filed with this Current Report on Form 8-K as Exhibit 10.3 and 10.4 and is incorporated herein by reference, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

A copy of the Bridge Financing Agreement is filed with this Current Report on Form 8-K as Exhibit 10.5 and is incorporated herein by reference, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

Transaction Support Agreements

Within one business day of the signing of the Business Combination Agreement, certain stockholders of QOMPLX are required to enter into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with Tailwind and the Company, pursuant to which such stockholders of QOMPLX have agreed to, among other things, (i) support and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination), and (ii) be bound by certain other covenants and agreements related to the Business Combination, including a restriction on transfers with respect to his, her or its shares in QOMPLX prior to the closing of the Business Combination.

A copy of the form of Transaction Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and the foregoing description of the Transaction Support Agreements is qualified in its entirety by reference thereto.

Investor Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Tailwind, Tailwind Sponsor and certain QOMPLX stockholders entered into an investor rights agreement (the “Investor Rights Agreement”) pursuant to which, among other things, each of the Tailwind Sponsor and the certain QOMPLX stockholders (i) agreed not to effect any sale or distribution of New QOMPLX equity securities during the lock-up period described therein and (ii) will be granted certain customary registration rights, in each case subject to, and conditioned upon and effective as of, the closing of the Business Combination.

A copy of the Investor Rights Agreement is filed with this Current Report on Form 8-K as Exhibit 10.6 and is incorporated herein by reference, and the foregoing description of the Investor Rights Agreement is qualified in its entirety by reference thereto.

Item 3.02          Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of New QOMPLX Common Stock to be offered and sold in connection with the PIPE Financing and the Bridge Financing have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01          Regulation FD Disclosure.

On March 1, 2021, Tailwind and QOMPLX issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Tailwind and QOMPLX have prepared for use in connection with the announcement of the Business Combination and a transcript of the investor presentation.

On March 1, 2021, Jason Crabtree, the Chief Executive Officer and Co-Founder of QOMPLX and William P. Foley II, Chairman of Cannae Holdings, Inc. appeared in a Bloomberg online story to discuss the Business Combination. The online story is attached hereto as Exhibit 99.4 and incorporated herein by reference.

The foregoing (including Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Tailwind intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) a Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Tailwind will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Tailwind will send to its stockholders in connection with the Business Combination. Investors and security holders of Tailwind are advised to read, when available, the proxy statement/prospectus in connection with Tailwind’s solicitation of proxies for its extraordinary general meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Tailwind as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 1545 Courtney Avenue, Los Angeles, CA 90046.

Participants in the Solicitation

Tailwind, QOMPLX and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Tailwind’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Tailwind’s directors and officers in Tailwind’s filings with the SEC, including the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination. The names and interests of QOMPLX’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by Tailwind, which will include the proxy statement of Tailwind for the Business Combination.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the Business Combination between Tailwind and QOMPLX, the estimated or anticipated future results and benefits of the combined company following the Business Combination, including the likelihood and ability of the parties to successfully consummate the Business Combination, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Tailwind’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Tailwind and QOMPLX. These statements are subject to a number of risks and uncertainties regarding Tailwind’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions generally and competitive factors impacting the businesses of any of Tailwind, QOMPLX, Sentar and RPC Tyche; the inability of the parties to consummate the Business Combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the inability of QOMPLX to consummate a Pipeline Acquisition or the occurrence of any event, change or other circumstances that could give rise to the termination of the transaction agreement for such Pipeline Acquisition; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination; the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; the risk that the approval of the stockholders of Tailwind or QOMPLX for the potential transaction is not obtained; failure to realize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the potential transaction or difficulty in integrating the businesses of Tailwind, QOMPLX, Sentar and RPC Tyche; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; the ability of the combined company to grow and manage growth profitably and retain its key employees; the amount of redemption requests made by Tailwind’s stockholders; the inability to obtain or maintain the listing of the post-acquisition company’s securities on NYSE following the Business Combination; costs related to the Business Combination; inaccuracies for any reason in the estimates of expenses and profitability and the projected financial information (including on a pro forma basis giving effect to the acquisitions of Hyperion Gray, Sentar and RPC Tyche) for QOMPLX; and those factors discussed in Tailwind’s final prospectus relating to its initial public offering, dated September 3, 2020, and other filings with the SEC. There may be additional risks that Tailwind presently does not know or that Tailwind currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Tailwind’s expectations, plans or forecasts of future events and views as of the date of this communication. Tailwind anticipates that subsequent events and developments will cause Tailwind’s assessments to change. However, while Tailwind may elect to update these forward-looking statements at some point in the future, Tailwind specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Tailwind’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01          Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of March 1, 2021, by and among Tailwind Acquisition Corp, Compass Merger Sub, Inc., QOMPLX, Inc. and Rationem, LLC
10.1	Sponsor Letter Agreement, dated as of March 1, 2021, by and among Tailwind Sponsor, LLC , Tailwind Acquisition Corp, QOMPLX, Inc. and certain other persons party thereto
10.2	Investor Rights Agreement, dated as of March 1, 2021, by and among Tailwind Acquisition Corp., Tailwind Sponsor and certain other persons party thereto
10.3	Form of Subscription Agreement
10.4	Form of Subscription Agreement (Cannae)
10.5	Bridge Financing Agreement, dated as of March 1, 2021, by and among QOMPLX, Inc., Tailwind Acquisition Corp. and certain other persons party thereto
10.6	Form of Transaction Support Agreement
99.1	Press Release, dated March 1, 2021
99.2	Investor Presentation, dated February 2021
99.3	Transcript of Investor Presentation
99.4	Bloomberg Online Article, released March 1, 2021

†

Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2021	TAILWIND ACQUISITION CORP.

	By:	/s/ Chris Hollod
	Name:	Chris Hollod
	Title:	Chief Executive Officer